UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 28, 2021

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K/A

On October 28, 2021, Immatics N.V. (the “Company”) issued an amended interim report for the three and six-month periods ended June 30, 2021, which is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-258351 and 333-240260) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This Amendment No. 1 to Form 6-K (this “Amendment” or “Form 6-K/A”) amends the Immatics N.V. (“Immatics” or the “Company”) interim report for the three and six-month periods ended June 30, 2021 on Form 6-K originally filed with Securities and Exchange Commission (“SEC”) on August 10, 2021 (the “Original Filing”). This Amendment restates the Company’s previously issued unaudited condensed consolidated financial statements as of and for the three and six-month periods ended June 30, 2021.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission (the “SEC”) together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). The Staff Statement clarified guidance for all SPAC-related companies regarding the accounting and reporting for their warrants that could result in the warrants issued by SPACs being classified as a liability measured at fair value, with non-cash fair value adjustments recorded in the statement of operations for each reporting period. This guidance was applicable for companies that reported using U.S. GAAP.

Under IFRS, there are alternative perspectives on whether warrants issued by a SPAC that are considered in determining the IFRS 2 charge for listing services can (i) continue to be accounted for under IFRS 2 and presented in equity or (ii) should be evaluated under IAS 32 and presented as a liability and adjusted to fair value at the balance sheet date.

Given the alternative perspectives Immatics believed there was a choice to account for the warrants under IFRS 2 as part of equity or as a liability under IAS 32 and elected to present the warrants as part of equity. However, Immatics has observed that another foreign private issuer has restated its financial statements recently following the dialogue it reported with the Staff, and changed the presentation of its warrants from equity to liability under IFRS.

Immatics previously classified its warrants as equity. The Company reviewed and discussed the accounting treatment of its warrants with its advisors and the audit committee of its board of directors and evaluated the applicability and potential impact of the SEC Staff’s view on the accounting for the warrants under IFRS.

Following this review and evaluation, and after consulting with management, the Company’s board of directors, upon the recommendation of the audit committee, concluded that, in light of the recent developments, it should restate its financial statements to correct for the misapplication of IFRS and to account for the warrants as a liability that is adjusted to fair value. Therefore the Company’s unaudited consolidated financial statements for the interim report for the three and six-month periods ended June 30, 2021 (the “Affected Period”) should no longer be relied upon and should be restated to present the warrants as a liability and to adjust for the changes in fair value. Further, any previously furnished or filed reports, earnings releases, guidance, investor presentations or similar communications regarding the restatement information for the Affected Period should also no longer be relied upon. This restatement results in non-cash, non-operating financial statement corrections for the Affected Period and has no impact on the Company’s cash position, operating expenses or cash flows or its ongoing operations or future plans.

As all material restatement information will be included in this Amendment, investors and others should rely only on the financial information and other disclosures regarding the restatement information for the Affected Period in this Amendment and in future filings with the SEC (as applicable) and should not rely on any previously furnished or filed reports, earnings releases, guidance, investor presentations or similar communications regarding restatement information for the Affected Period.

This Amendment speaks as of the filing date of the Original 6-K Filing and does not reflect events occurring after the filing date of the Original Filing.

EXHIBITS

Exhibit Number	Description

99.1	Immatics N.V. interim report for the three and six-month periods ended June 30, 2021.

101.INS	XBRL Taxonomy Extension Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.

Date: October 28, 2021	by:	/s/ Harpreet Singh
Harpreet Singh
Chief Executive Officer

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